SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2007

CABLEVISION CHOICE 401(k) SAVINGS PLAN

CABLEVISION SYSTEMS CORPORATION
1111 Stewart Avenue
Bethpage, New York 11714

CABLEVISION CHOICE 401(K) SAVINGS PLAN

Table of Contents

* Schedules required for Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

The Investment and Benefits Committee
Cablevision CHOICE 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cablevision CHOICE 401(k) Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express as opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Melville, New York
June 19, 2008

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:		
Investments:		
Registered investment company mutual funds	$ 461,330,386	386,002,678
Managed equity investment portfolio	2,115,180	1,995,131
Cablevision stock fund	73,011,625	100,556,988
Common/collective trust fund	65,191,606	63,736,042
Cash equivalents	438,543	1,984,880
Participant loans receivable	29,157,465	24,450,142
Total investments	631,244,805	578,725,861
Receivables:		
Employer contribution	353,909	267,390
Participant contributions	1,135,001	865,561
Dividend and interest receivables	262,889	482,133
Total receivables	1,751,799	1,615,084
Non-interest bearing cash	—	92,983
Total assets	632,996,604	580,433,928
Liabilities:		
Due to broker for securities purchased	882,741	122,009
Excess employee contributions	—	241,435
Total liabilities	882,741	363,444
Net assets available for benefits at fair value	632,113,863	580,070,484
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,017,622	1,007,097
Net assets available for benefits	$ 633,131,485	581,077,581

See accompanying notes to financial statements.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

		2007	2006
Additions:			
Additions to net assets attributed to:			
Investment income:			
Net (depreciation) appreciation in fair value of investments	$	(14,280,551)	51,342,794
Interest from participant loans		2,097,629	1,458,849
Interest and dividends		33,519,186	47,213,368
		21,336,264	100,015,011
Contributions:			
Employer		15,908,767	14,075,956
Participant		53,955,326	49,273,359
Rollovers		3,016,139	3,644,460
		72,880,232	66,993,775
Total additions		94,216,496	167,008,786
Deductions:			
Deductions from net assets attributed to:			
Benefits paid to participants		42,083,835	31,677,839
Administrative expenses		78,757	63,837
Total deductions		42,162,592	31,741,676
Net increase		52,053,904	135,267,110
Net assets available for benefits:			
Beginning of year		581,077,581	445,810,471
End of year	$	633,131,485	581,077,581

See accompanying notes to financial statements.

(1) Description of the Plan and Nature of Operations

The following description of the Cablevision CHOICE 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a 401(k) defined contribution plan for the benefit of employees of CSC Holdings, Inc. and certain subsidiaries and affiliated companies (Cablevision or the Company), and is intended to constitute a multiple employer plan. The Plan was adopted effective January 1, 1993, and has since been amended. The Plan generally covers full-time employees who have completed thirty days of service; provided, however, that certain groups of part-time employees can participate after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Management of Investment Assets

Investment assets of the Plan are maintained under a trust agreement with the Bank of New York Mellon Corporation (Mellon), formerly Mellon Bank, N.A. All investment and participant loan transactions are executed by Mellon at the direction of and for the exclusive benefit of participants under the Plan.

(c) Contributions

Eligible employees may, at their option, contribute up to 50% each year of their eligible pre-tax compensation, as defined and, up to 10% of their after tax compensation into any of the available investment elections. Highly compensated employees may, at their option, contribute 1% to 25% of their eligible pre-tax compensation as defined and, up to 10% of their after tax compensation. The Plan provides that the Company will make a matching contribution of 50% of the first 6% of a participant's pre-tax contribution to the Plan after the participant completes one year of service. Annual contributions allocated to the participant's account cannot exceed the lesser of (a) $45,000 or (b) 100% of a participant's compensation for the plan year. Contributions are subject to certain other limitations.

A participant who has made the maximum amount of permitted deferral contributions for a plan year, and who has attained or will attain age 50 during such plan year, may elect to make additional catch-up contributions. Catch-up contributions will be considered as deferred contributions for all purposes under the Plan, except that catch-up contributions: (a) will not be subject to the percentage contribution limitations, and (b) will not exceed $5,000 for the plan years ended December 31, 2007 and 2006, respectively.

(d) Rollover and Transfer Contributions

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

(e) ***Forfeited Accounts***

Forfeitures are used to reduce employer contributions. Forfeited amounts will be restored to a participant's account only if the participant is rehired prior to achieving a five-year break in service and repays the amount of his or her distribution received as a result of his or her separation from service. In 2007 and 2006 employer contributions were reduced by $1,238,783 and $393,750, respectively, from utilizing forfeited nonvested accounts. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $167,253 and $765,770, respectively. These accounts will be used to reduce future employer contributions.

(f) ***Participants' Accounts***

Each participant's share of the Plan's assets is recorded in an account established for that participant. Each participant's account is credited with the participant's contribution, if any, and the participant's share of the Company's contribution, adjusted to reflect income and losses realized and net appreciation or depreciation in the value of the Plan's assets. All contributions to the investments described below are participant directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants may elect to divide their contributions among the investment fund options in whole increments of 1%. An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. In addition, a participant may change the rate of his or her contributions subject to the Plan's notice requirements and may elect to change the allocation of future contributions among the funds daily. A participant may elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment fund or funds, subject to certain restrictions. Changes requested by participants are implemented as soon as administratively practicable if in accordance with the Plan document.

(g) ***Fund Vesting***

Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching contribution, plus earnings thereon, vests 20% after one year of credited service and 20% annually thereafter, so that a participant is 100% vested after five years of credited service.

Effective January 1, 2008, for new employees, the Plan was amended so that the Company's matching contribution account will be 100% vested upon the completion of three years of service. Also effective January 1, 2008, existing employees hired prior to January 1, 2008 and not fully vested will have their Company's matching contribution account vesting adjusted so that after one year of service 20% of their matching contribution account becomes vested, after two years 40% of their matching contribution account becomes vested, and after three years 100% of their matching contribution account becomes vested.

(h) Payment of Benefits

Upon retirement at normal retirement age, as defined, death, or termination of service, a participant's vested interest in the Plan becomes payable to the participant (or his or her assigned beneficiary in the case of death). A participant may elect to receive benefit payments in annual installments of up to 15 years, a lump-sum amount or as a direct rollover contribution to an Individual Retirement Account (IRA) or an eligible retirement plan of all or part of the payment. Withdrawals prior to attaining retirement age are not permitted except in the event of retirement, disability or as a hardship distribution. Upon proof, to the satisfaction of the plan administrator, and in compliance with the Internal Revenue Code, of an immediate and heavy financial need, amounts contributed may be withdrawn for hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to retirement age. If a hardship withdrawal is made, a participant will suspended from making contributions to the Plan for six months.

(i) Registered Investment Company Mutual Funds

The Plan's investments in registered investment company mutual funds represent the Plan's participation in certain mutual funds whose value is determined by the performance of the underlying investments held by the fund. The Plan's investments in these funds are not guaranteed as to principal or interest, and their values vary with the performance of the funds. The following mutual funds were available for participant contribution allocations at December 31, 2007 and 2006:

AIM Charter "A" Fund
American Balance Fund A
Dreyfus Appreciation Fund
Dreyfus Basic S&P 500 Stock Index Fund
Dreyfus Short Intermediate Government Fund
Franklin Balance Sheet Investment Fund
Franklin Small-Mid Cap Growth Fund
MFS Core Growth Fund
PIMCO Total Return Fund
Templeton Foreign Fund
Washington Mutual Investors Fund A

(j) Managed Equity Investment Portfolio

Managed equity investment portfolio represents the Plan's interests in primarily equity securities managed by AllianceBernstein L.P.

(k) Cablevision Stock Fund

The Plan maintains an investment in the Cablevision stock fund which consists primarily of investments in Cablevision NY Group Class A common stock.

The Cablevision Stock Fund held 2,884,931 and 3,467,974 shares of Cablevision NY Group Class A common stock valued at quoted market value of $70,680,810 and $98,767,900, at

December 31, 2007 and 2006, respectively. The Cablevision stock fund also held 2,330,815 and 1,789,088 shares of TBC Income Pooled Employee Funds (a temporary investment fund) with a market value of $2,330,815 and $1,789,088 at December 31, 2007 and 2006, respectively.

(l) Common/Collective Trust Fund

The common/collective trust fund represents the Plan's investment in the Income Plus Fund, a sub-fund of the ABN AMRO Pooled Trust Fund for Employee Benefit Plans (Income Plus). The Income Plus fund primarily invests in a diversified portfolio of Guaranteed Investment Contracts (GIC's) issued by insurance companies, which guarantee the principal and rate of return on the GIC's. The value of the portfolio is not guaranteed.

(m) Cash Equivalents

Cash equivalents represent monies held in various holding and disbursement accounts maintained by the Trustee pending allocation to other investments or disbursement to participants for benefits. These accounts invest primarily in short-term money market instruments.

(n) Participant Loans Receivable

Subject to approval by the Plan's administrator, participants can have two loans outstanding at one time, a general purpose loan and a home purchase loan, or two general purpose loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 (reduced by the participant's highest outstanding loan balance during the preceding 12-month period), or (b) 50% of the vested portion in the participant's account. The loans are secured by the balance in the participant's account. Such borrowings generally must be repaid (through payroll deductions) within four and one-half years (or ten years when it is for the purchase of a principal residence) and up to 25 years for pre-existing loans for the purchase of a principal residence, that transferred into the Plan effective with the merger of the MSG Plan in January 2001. All loans bear interest at a rate fixed by the Plan administrator based on the interest rate currently being charged by reputable financial institutions for loans of comparable size, risk and maturity when the application for the loan is approved. Participant loans receivable as of December 31, 2007 and 2006 bore interest at rates ranging from 5% to 10.5% with maturity dates through 2022.

(o) Due to Broker for Securities Purchased

This liability represents amounts due for investment transactions recorded which were not settled and paid at the end of the Plan year.

(p) Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants become fully vested in their accounts and the assets of the Plan will be distributed to the participants in accordance with the provisions of the Plan and ERISA.

(q) Related Party Transactions and Administrative Fees

Certain plan investments are shares of mutual funds managed by Mellon. As Mellon is the trustee of the Plan, transactions involving these funds represent party-in-interest transactions. Administrative and investment management fees of the Plan are paid by the Company if not paid from the assets of the Plan. Certain investment management and advisory fees paid from Plan assets in 2007 and 2006 amounted to $78,757 and $63,837, respectively. All other administrative, investment management and certain advisory fee expenses in 2007 and 2006 were paid by the Company.

(r) Accounting Pronouncements

On January 1, 2007, the Plan adopted Financial Accounting Standards Board Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 provides guidance for how certain uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken in the course of preparing the plan's tax returns to determine whether the tax positions are more likely than not of being sustained by the applicable tax authority. The adoption of FIN 48 did not have an impact on Plan's financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (Statement No. 157). Statement No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. Management has not yet determined the impact Statement No. 157 will have on the Plan's financial statements.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 (FSP) and Statement of Position No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*. The FSP requires the Plan to present in the statement of net assets available for benefits the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP had no impact on total net assets available for benefits as the amounts reflect the contract value of fully benefit responsive contracts held by the Plan.

(s) Subsequent Events

In March 2008, Cablevision entered into an outsourcing services agreement with Fidelity Employer Services Company LLC (Fidelity) to transfer the management of the Plan's investment assets and the Plan's recordkeeping administrative services to Fidelity effective July 1, 2008.

In January 2008, the Investment and Benefits Committee approved the merger of the Clearview 401(k) Plan (a plan which covers employees of the Company's theater business) into the Plan.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The more significant accounting policies followed by the Plan are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The Plan's investment assets are stated at fair value at the end of the plan year as determined by quoted market values. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common/Collective Trust funds are presented in the Plan's statement of net assets available for benefits as required under the FSP at fair value as determined by the issuer of the trust based on the fair values of the underlying assets of such trust, which is reviewed by management for reasonableness. Participant loans receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan's investment assets are not guaranteed as to principal or interest, and their values vary depending upon the performance of the underlying investments.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(3) Investments

The following individual investments represent 5% or more of net assets available for benefits as of December 31, 2007 and 2006:

		2007	2006
Dreyfus Basic S&P 500 Stock Index Fund	$	169,699,996	126,851,460
Cablevision NY Group Class A Common Stock		70,680,810	98,767,900
Income Plus Fund (adjusted from fair value to contract value for fully-benefit responsive investment contracts)		65,191,606	64,743,139
Dreyfus Appreciation Fund		40,795,030	44,676,267
American Balance Fund A		35,780,050	34,704,924
Franklin Balance Sheet Investment Fund		*	34,134,089
Franklin Small-Mid Cap Growth Fund		41,566,089	31,776,721
Washington Mutual Investors Fund A		45,293,469	31,024,363
Templeton Foreign Fund		40,302,011	30,415,637

* Investment did not exceed 5% of net assets available for benefits at the respective date.

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value, as follows:

		2007	2006
Registered investment company mutual funds	$	(4,183,100)	27,047,389
Managed equity investment portfolio		(56,675)	298,612
Cablevision stock fund		(10,042,206)	24,363,600
Common/collective trust fund		1,430	(366,807)
	$	(14,280,551)	51,342,794

(4) Tax Status

The Internal Revenue Service has determined and informed the Company by a favorable determination letter dated October 3, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter and in January 2008 the Company filed for a current determination letter. In the opinion of the Plan administrator, the Plan and its underlying trust are currently designed and have operated in compliance with the applicable provisions of the IRC.

(5) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

		2007	2006
Net assets available for benefits per the financial statements	$	633,131,485	581,077,581
Amounts allocated to withdrawing participants at December 31, 2007		(221,398)	(351,027)
Less contract value adjustment		(1,017,622)	(1,007,097)
Net assets available for benefits per the Form 5500	$	631,892,465	579,719,457

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2007 and 2006 to Form 5500:

		2007	2006
Benefits paid to participants per the financial statements	$	42,083,835	31,677,839
Add amounts allocated to withdrawing participants at December 31, 2007		221,398	351,027
Less: amounts allocated to withdrawing participants at December 31, 2006		(351,027)	(390,953)
Benefits paid to participants per Form 5500	$	41,954,206	31,637,913

Amounts allocated to withdrawing participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2007 and 2006 to Form 5500:

		2007	2006
Total investment income per the financial statements	$	21,336,264	100,015,011
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006		1,007,097	—
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007		(1,017,622)	(1,007,097)
Total investment income per the Form 5500	$	21,325,739	99,007,914

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Registered Investment Company Mutual Funds:		
*	Mellon Trust	Dreyfus Basic S&P 500 Stock Index Fund, 5,578,567 shares	$ 169,699,996
*	Mellon Trust	Dreyfus Appreciation Fund, 912,640 shares	40,795,030
*	Mellon Trust	American Balance Fund A, 1,852,929 shares	35,780,050
*	Mellon Trust	Franklin Balance Sheet Investment Fund, 490,860 shares	28,450,264
*	Mellon Trust	Franklin Small-Mid Cap Growth Fund, 1,173,852 shares	41,566,089
*	Mellon Trust	Washington Mutual Investors Fund A, 1,346,817 shares	45,293,469
*	Mellon Trust	Templeton Foreign Fund, 3,219,010 shares	40,302,011
*	Mellon Trust	PIMCo Total Return Fund, 2,278,080 shares	24,352,674
*	Mellon Trust	AIM Charter "A" Fund, 1,056,920 shares	17,386,338
*	Mellon Trust	Dreyfus Short Intermediate Government Fund, 1,099,905 shares	11,560,000
*	Mellon Trust	MFS Core Growth Fund, 293,994 shares	6,144,465
			461,330,386
	Managed Equity Investment Portfolio:		
	Allstate Corp.	Allstate Corp., 425 shares	22,198
	Altria Group Inc.	Altria Group Inc., 800 shares	60,464
	American Elec Pwr Inc.	American Elec Pwr Inc., 350 shares	16,296
	American Intl Group, Inc.	American Intl Group, Inc. 895 shares	52,179
	Amerisourcebergen Corp.	Amerisourcebergen Corp., 400 shares	17,948
	Arcelormittal SA	Arcelormittal SA, 400 shares	30,940
	AT&T Inc.	AT&T Inc., 1,300 shares	54,028
	Autoliv Inc.	Autoliv, Inc., 100 shares	5,271
	Bank of America Corp.	Bank of America Corp., 1,000 shares	41,260
	Black & Decker Corp.	Black & Decker Corp., 90 shares	6,268
	BP PLC Sponsored ADR	BP PLC Sponsored ADR, 450 shares	32,926
	CBS Corp.	CBS Corp., 800 shares	21,800
	Caterpillar Inc.	Caterpillar Inc., 150 shares	10,884
	Chevron Corp.	Chevron Corp., 600 shares	55,998
	Citigroup Inc.	Citigroup Inc., 450 shares	13,248
	Clorox Company	Clorox Company, 125 shares	8,146
	Conocophilips	Conocophilips, 700 shares	61,810
	Constellation Energy Group, Inc.	Constellation Energy Group, Inc., 175 shares	17,943
	Covidien Limited	Covidien Limited, 200 shares	8,858
	Deutsche Bank	Deutsche Bank, 120 shares	15,529
	Dow Chem Co.	Dow Chem Co., 700 shares	27,594
	Entergy Corp.	Entergy Corp., 125 shares	14,940
	Exxon Mobil Corp.	Exxon Mobil Corp., 900 shares	84,321
	Fannie Mae	Fannie Mae, 250 shares	9,995
	Fidelity National Financial Inc.	Fidelity National Financial Inc., 250 shares	3,652
	Flextronics Int'l. Ltd.	Flextronics Int'l. Ltd., 1,981 shares	23,891
	Freddie Mac Corp.	Freddie Mac Corp., 500 shares	17,035
	General Motors Corp.	General Motors Corp., 450 shares	11,200
	Genworth Financial Inc.	Genworth Financial Inc., 600 shares	15,270
	Goldman Sachs Group Inc.	Goldman Sachs Group Inc., 70 shares	15,053
	Hartford Financial Services Group Inc.	Hartford Financial Services Group Inc., 125 shares	10,899
	IBM Corp.	IBM Corp., 225 shares	24,322
	Ingersoll-Rand Company	Ingersoll-Rand Company, 350 shares	16,265
	JP Morgan Chase & Co.	JP Morgan Chase & Co., 1,000 shares	43,650
	KB Home	KB Home, 175 shares	3,780
	Macy's Inc.	Macy's Inc., 800 shares	20,696
	Marathon Oil Corp.	Marathon Oil Corp., 800 shares	48,688
	MBIA Inc.	MBIA Inc., 100 shares	1,863
	McKesson Corp.	McKesson Corp., 325 shares	21,291

(Continued)

CABLEVISION CHOICE 401(k) SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Merck & Co., Inc.	Merck & Co., Inc., 225 shares	13,075
	Merrill Lynch & Co. Inc.	Merrill Lynch & Co. Inc., 375 shares	20,130
	Metlife Inc.	Metlife Inc., 600 shares	36,972
	Microsoft Corp.	Microsoft Corp., 350 shares	12,460
	Morgan Stanley	Morgan Stanley, 450 shares	23,899
	Nokia Corp.	Nokia Corp., 250 shares	9,598
	Northrop Grumman Corp.	Northrop Grumman Corp., 375 shares	29,490
	Office Depot Inc.	Office Depot Inc., 275 shares	3,825
	Parker Hannifin Corp.	Parker Hannifin Corp., 187 shares	14,083
	Pfizer Inc.	Pfizer Inc., 3,000 shares	68,190
	Renaissancere Holdings, Ltd.	Renaissancere Holdings, Ltd., 150 shares	9,036
	Royal Dutch Shell PLC	Royal Dutch Shell PLC, 250 shares	21,050
	Sanmina-Sci Corp.	Sanmina-Sci Corp., 1,200 shares	2,184
	Sara Lee Corp.	Sara Lee Corp., 1,100 shares	17,666
	Sprint Nextel Corp.	Sprint Nextel Corp., 1,300 shares	17,069
	Supervalu Inc.	Supervalu. Inc., 300 shares	11,256
	Terex Corp.	Terex Corp., 175 shares	11,475
	Time Warner Inc.	Time Warner Inc., 825 shares	13,621
	Travelers Cos Inc..	Travelers Cos Inc., 700 shares	37,660
	Tyco Electronics Ltd.	Tyco Electronics Ltd., 200 shares	7,426
	Tyco International Ltd.	Tyco International Ltd., 200 shares	7,930
	Verizon Communications	Verizon Communications, 500 shares	21,845
	VF Corp.	VF Corp., 145 shares	9,956
	Vodafone Group	Vodafone Group, 900 shares	33,588
	AllianceBernstein L.P.	Int'l Value Portfolio, 27,422 shares	681,977
	XL Cap Ltd.	XL Cap Ltd., 225 shares	11,320
			2,115,180
	Cablevision Stock Fund:		
*	Cablevision Systems Corporation	Cablevision NY Group Class A Common Stock, 2,884,931 shares	70,680,810
	TBC Income Pooled Employee Funds	Daily Liquidity Fund, 2,330,815 shares	2,330,815
			73,011,625
	Common/Collective Trust Fund:		
	ABN AMRO Investment Trust Company	Income Plus Fund, 66,209,228 shares	65,191,606
	Cash Equivalents:		
*	Mellon Trust	Interest-Bearing Cash	7,837
	TBC Income Pooled Employee Funds	Daily Liquidity Fund, 430,706 shares	430,706
			438,543
*	Plan Participants	Participant loans receivable, varying amounts, maturing on various dates through 2022, at interest rates ranging from 5% to 10.5%	29,157,465
			$631,244,805

* Represents a party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.

23	Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Cablevision Investment and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Date: June 19, 2008

By: Michael Butler
Chairman of the Cablevision
Investment and Benefits Committee

KPMG LLP

Consent of Independent Registered Public Accounting Firm

Cablevision Systems Corporation
Cablevision CHOICE 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-134260 and No. 333-57924) on Form S-8 of Cablevision Systems Corporation, of our report, dated June 19, 2008, with respect to the statements of net assets available for benefits of Cablevision CHOICE 401(k) Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended and supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2007, which report appears in the annual report on Form 11-K for the year ended December 31, 2007.

KPMG LLP

Melville, New York
June 19, 2008

END